Exhibit 99 (d)(9)
Rider
Guaranteed Purchase Option
For Additional Life Insurance
This rider is part of your contract. It is subject to the contract terms. If the terms of the rider and contract differ, the rider controls.
If issued at the same time as the contract, this rider begins on the contract date shown on page 3. The benefit and premium data will then be shown on page 3. Monthly charges are shown on page 6B. If issued after the contract, this rider begins on the effective date. The benefit and premium data will then be shown below. You will receive a new page 6B with the monthly charges for this rider.
Rider charges must be paid for the rider years payable.
Benefit And Premium Data

Guaranteed Purchase	Monthly	Years
Option	Premium	Payable
$100,000	$17.50	5

Policy Number: 000 000	Total Additional Monthly Premium: $17.50

Insured: John Doe	First Premium: $17.50

Effective Date: November 1, 1986	Next Premium Due: December 1, 1986
Definitions
     Option Amount
The “Guaranteed Purchase Option” amount shown in the benefit and premium data.
     Scheduled Option Dates
The first day of the contract year nearest your 25th, 28th, 31st, 34th, 37th and 40th birthdays.
     Event Option Dates
The 90th day after each of these:
(1)	your marriage;

(2)	the birth of a child of yours; or

(3)	your legal adoption of a child.
Benefits
     Guaranteed Purchase Option
You may increase the stated amount of your contract on each option date. You will not have to prove that you can be insured. To do this:
This rider must be in force. Charges must be paid to the option date.
We must have the owner’s and the insured’s notice for the increase by the option date. The effective date of the increase will be the same as the option date.
An option ends if not used by the option date. If you increase your stated amount on an event option date, it cancels the next scheduled option date not yet cancelled which occurs on or after that event option date. Even if no scheduled option dates are left, you can still increase your stated amount on event option dates.

Form 86-QGP-1	Ohio National Life Assurance Corporation/Cincinnati

If this contract has a waiver of cost of insurance rider and you are not then disabled, the premium for that rider will be increased to cover the increased cost of insurance to be waived.
If you are disabled on a scheduled option date and the cost of insurance on your contract is being waived, we will then increase your stated amount. Its cost of insurance will be waived under that rider’s terms.
     Interim Term Life Insurance
We will give you term life insurance on your life during the 90 days before an event option date. Such term insurance ends when you increase your stated amount. The term insurance will be for the option amount. It will be paid as part of this contract’s death proceeds.
Evidence of Marriage, Birth or Adoption
We may ask for proof of an event which gives rise to an event option date or interim term life insurance.
Incontestability
After this rider has been in force during your life for two years from its issue, we can only contest it if you do not pay its charges.
Termination
This rider ends on the first of:
(1)	the date this contract ends;

(2)	the first day of the contract year nearest your 40th birthday;

(3)	your notice to end the rider; or

(4)	a change of this contract’s plan. (A new rider of this kind may be made part of the changed contract if we agree.)
Termination does not cancel an event option date or interim term life insurance due to an event less than 90 days before this rider ends.
If we accept a rider charge for a period after the rider should end, the rider will stay in force until the end of the time covered by that charge.
OHIO NATIONAL LIFE ASSURANCE CORPORATION

Form 86-QGP-1	Ohio National Life Assurance Corporation/Cincinnati